UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Reports Q4 2015 Results

Item 1

PRESS CONTACT	INVESTOR RELATIONS CONTACT
Amiram Fleisher	Limor Gruber
Fleisher Communications	Head of Investor Relations, ICL
+972-3-6241241	+972-3-684-4471
amiram@fleisher-pr.com	Limor.Gruber@icl-group.com

ICL REPORTS Q4 2015 RESULTS

- Sales of $1.43B compared to $1.40B for Q4 ‘14 reflect higher potash volumes –

- Adjusted operating income of $233M compared to $201M for Q4 ‘14 due to operational excellence initiatives and higher prices in the bromine value chain –

-         Efficiency and cost reduction activities above target and to continue beyond 2016 -

- Strategic focus on strengthening ICL’s integrated value chain driven by specialty businesses -

Tel Aviv, February 9, 2016 – ICL (NYSE & TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the fourth quarter and year ended December 31, 2015.

PRINCIPAL FINANCIAL RESULTS
THREE AND TWELVE MONTHS ENDED DECEMBER 31

	10-12/2015		10-12/2014		1-12/2015		1-12/2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	1,427	-	1,403	-	5,405	-	6,111	-
Gross profit	533	37	513	37	1,803	33	2,196	36
Operating income	146	10	175	12	765	14	758	12
Adjusted operating income*	233	16	201	14	994	-	960	-
Income before tax	115	8	121	9	668	12	632	10
Net income attributable to the Company's shareholders	96	7	86	6	509	9	464	8
Adjusted net income attributable to the Company's shareholders *	180	13	108	8	699	-	695	-
Adjusted EBITDA *	334	23	306	22	1,361	-	1,345	-
Cash flow from current operations	56	-	310	-	573	-	893	-
Adjusted EPS (fully diluted) ($)	0.14		0.09		0.55		0.55

*See adjusted EBITDA calculation, reconciliation between operating income and adjusted operating income and reconciliation between net income attributable to the Company’s shareholders and adjusted net income attributable to the Company’s shareholders in the Financial Appendix to this release.

Note: All financial figures in this press release are unaudited.

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ICL’s President & CEO, Stefan Borgas, stated, “ICL’s fourth quarter was marked by tangible benefits from our operational excellence programs which we began in early 2014 as part of our ‘Next Step Forward’ strategy. These efficiency initiatives, which we expect to continue beyond 2016, reduced our production costs and led to record potash production at ICL Dead Sea and drove incremental profitability despite a difficult operating environment. I am also gratified by ICL’s other achievements during the quarter and the year, including the completion of our YPH phosphates joint venture in China, the divesture of nearly all of our non-core businesses, the performance of our bromine business, the integration of the whey proteins business into our Food Specialties operations and ICL Iberia’s strategic cooperation agreement with the Catalan government. These milestones reflect our adherence to our strategic focus. In 2016, we will continue to create greater balance between our commodity and specialty businesses in order to optimally position ICL for further growth and profitability.”

Nir Gilad, Chairman of ICL, added, “During 2015 we continued to execute our strategy for future growth and development, the first fruits of which we harvested during the year. The directors are satisfied with the major progress achieved in implementing the strategy. Within this strategic framework, ICL has worked diligently to diversify its sources of raw materials, strengthen and deepen its presence in large, growing markets and engage in substantial production activities in our core markets of agriculture, food and engineered materials. In parallel, the company is executing fundamental and impressive efficiency improvements to improve our overall competitiveness. All of these measures are instilling optimism and enthusiasm in the directors regarding ICL’s fundamental strength and its future.”

Financial Results

Sales: For the fourth quarter of 2015, sales totaled $1.43 billion, compared to $1.40 billion in the prior-year, an increase of 1.7%. The increase was primarily related to an increase in quantities of potash sold as well as the first-time consolidation of companies acquired. This increase was partly offset by the sale of non-core businesses, an unfavorable foreign exchange impact (primarily from the devaluation of the euro against the dollar), a decline in selling prices of potash, as well as a decrease in sales due to the impact of a fire in a fertilizers production facility in Israel.

For the twelve months ended December 31, 2015, sales totaled $5.4 billion compared to $6.1 billion in the prior year, a decrease of about 12%. This decrease was primarily related to lower quantities of potash and bromine sold as a result of the strike at ICL Dead Sea and ICL Neot Hovav, currency exchange rate fluctuations and the sale of non-core businesses, offset primarily by the first time consolidation of companies acquired, an increase in quantities in certain products sold, mainly potash, and an increase in selling prices, mainly of phosphate fertilizers.

Reported operating income and adjusted operating income: Reported operating income for the fourth quarter of 2015 totaled $146 million, about 17% less than the fourth quarter of 2014. Adjusted operating income for the fourth quarter of 2015 totaled $233 million, approximately 16% higher than

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Q4 2014. Q4 2015 adjusted operating income excludes primarily the impairment of assets and a provision for historical waste removal.

Growth in adjusted operating income is attributed to higher quantities produced and sold, mainly of potash, as well as lower operating expenses. Both were achieved by implementing our operational excellence initiatives following the strike. The contribution of operational excellence measures more than offset the negative impact of lower fertilizer prices.

Reported operating income for the twelve months ended December 31, 2015 totaled $765 million compared to $758 million in 2014. Adjusted operating income for the twelve months ended December 31, 2015 totaled $994 million, an increase of approximately 3.5% over $960 million recorded in 2014. 2015 adjusted operating income excludes primarily the impact of the strike at ICL Dead Sea and ICL Neot Hovav. (See table, “Adjustments to Reported Operating and Net Income” in the Appendix.)

Operational excellence: During the quarter the company continued to execute on its cost-cutting efforts and efficiency plan with a $275 million actual savings for the year (vs. 2013). This resulted from improved potash and phosphate margins through labor reduction and improved production, as well as improved performance in the bromine operations through labor reductions and a value oriented marketing strategy. ICL’s efficiency efforts led to record production of potash by ICL Fertilizers which compensated for lower potash prices. Reduced costs at ICL Rotem helped to partially offset the impact of a fire at its SSP facility, and record production of phosphoric acid and near record production of phosphate rock also contributed to lower costs per tonne. ICL’s efficiency program is well on track to achieve total saving of about $350 million in 2016 (vs. 2013).

Net income and adjusted net income: Net income for the fourth quarter of 2015 totaled $96 million compared to $86 million for the comparable period in 2014, an increase of 12%. Adjusted net income for Q4 2015 was $180 million compared to $108 million for Q4 2014, an increase of 67%, mainly due to operational excellence initiatives and higher prices in the bromine value chain.

Net income for the twelve months ended December 31, 2015, totaled $509 million compared to $464 million for the comparable period in 2014, and adjusted net income for the twelve months of 2015 was $699 million compared to $695 million for 2014.

Net financing expenses in the fourth quarter of 2015 amounted to $29 million, compared with $66 million in the corresponding quarter last year. The decrease derived mostly from a decline in expenses in respect of the fair value of foreign currency hedging transactions, energy and marine shipping, as well as a revaluation of short-term financial liabilities. This was partially offset by an increase in net interest expenses and provisions for employee benefits.

Tax expenses in the fourth quarter of 2015 amounted to $23 million, compared with $36 million in the corresponding quarter last year. The tax rate on pre-tax income was 20%, compared with a pre-tax income rate of 29% in the corresponding quarter last year. The decrease stems mainly from the adjustment of the deferred taxes in ICL Rotem to the tax rates provided in the Law for the Encouragement of Capital Investments, in the amount of approximately $18 million, which was

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almost entirely offset by non-recurring tax expenses stemming from the write-off of a tax asset in respect of carryforward losses in the magnesium operations, in the amount of approximately $19 million. In addition, in the fourth quarter of 2015, as a result of the filing of final tax returns by ICL subsidiaries in the United States and Europe, the Company reduced its tax provision in connection with prior years. Furthermore, the effective tax rate in the quarter was favorably impacted by recognition of deferred taxes at high tax rates in respect of losses recognized from the bromine activities in Israel and the United States. The tax rate in the corresponding quarter last year was impacted by non-recurring tax expenses due to an additional deduction for tax purposes relating to investments made by ICL Spain in previous periods and a tax deduction in respect of dividends between foreign subsidiaries.

Cash flow: Cash flow from operating activities in Q4 2015 was $56 million, compared to $310 million in Q4 in the prior year. The decrease stemmed mainly from an increase in working capital, mainly in the trade receivables category, as a result of increased sales of potash upon the conclusion of the strike, an increase in current interest payments in the quarter, payment in respect of an operating lease on the concession site acquired in China and payments relating to retirement of employees.

Cash flow used in investing activities increased by $68 million compared with the corresponding quarter last year. This stems mainly from payment in respect of the acquisition transaction of the joint venture in China in the amount of $163 million, offset by a decrease in investments in property, plant and equipment in the amount of $53 million.

Segment Review

ICL Fertilizers

Key Developments and Business Environment:

o	YPH joint venture: During the quarter, ICL completed the formation of its joint venture (“YPH JV”) with Yunnan Phosphate Chemicals Group, China’s leading phosphate manufacturer (“YPC”). The YPH JV contributed about $95 million to ICL Fertilizers' sales for the fourth quarter. The YPH JV includes a world-scale phosphate rock mine producing about 2.5 million tonnes of phosphate per year and large-scale phosphate activities. The YPH JV’s global-level manufacturing platform includes activities across the value chain, from upstream mining and bulk sales of phosphates to the manufacture of downstream specialty products. It is expected to increase ICL’s phosphate platform by 50%, secure its long-term phosphate resources and expand its phosphate end-to-end business model with a focus on China and other Asian markets.

In January, 2016, ICL completed the purchase of 15% of the equity of Yunnan Yuntianhua ("YTH"), the parent company of YPC. YTH, which is publicly traded on the Shanghai Stock Exchange, issued 199 million new shares to ICL through a private offering, at the price of RMB 8.24/share. The $250 million investment deepens ICL’s strategic alliance with the parent company of its phosphates joint venture partner in China.

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o	Transition to Polysulphate production at ICL UK: As a result of the depletion of potash reserves at ICL UK, the Company will transition from the production of potash to Polysulphate, a high-potential mineral discovered in large quantities under the potash seam at ICL UK. As part of this move, ICL UK began to implement an efficiency program that includes a workforce reduction of about 330 people to be completed by the end of the first quarter of 2016.

o	ICL Iberia agreement with Catalan government: During the quarter, ICL Iberia signed a cooperation agreement with the Government of Catalonia that is expected to ensure the long-term continuation of ICL Iberia’s potash mining activities in the Bages region of Catalonia, Spain. The agreement provides further support by the government related to regulatory, infrastructure and transportation matters, and reflects the government’s position that the potash industry serves a strategic public interest.

o	Approval process to mine Barir field: Israel’s National Planning and Building Council recommended that phosphate mining be permitted at the Barir Field in the Negev region. Additional decisions and actions must be taken before ICL can commence mining, but the council’s decision is an important step in the approval process.

o	Chinese market: Potash imports into China in 2015 reached 9.4 million tonnes, an increase of approximately 18% compared with the corresponding period last year. Following the quarter, ICL signed new framework agreements with its customers in China to sell 3.4 million tonnes of potash over the next three years. The selling prices will be established in line with prevailing market prices in China. The three-year framework agreements represents a 3% increase in quantities over its previous three-year agreements with customers in China, and the Company will supply 1.1 million tonnes of potash in 2016, 1.14 tonnes in 2017, and 1.16 tonnes in 2018.

o	Global business environment for potash: ICL estimates that global potash shipments in 2015 declined compared to 2014 primarily due to lower demand in North America, India and Brazil due to lower crop prices, currency devaluation, weak monsoon rains and credit availability. Potash imports into India decreased by 7% from 2014 to 4.0 million tonnes, while imports into Brazil decreased by 8.3% to 8.3 million tonnes, compared with the record level in 2014. The global slowdown in potash demand triggered a downward trend in potash prices, which continued into the fourth quarter. Recently, a number of leading producers announced that they will cut back their production levels.

o	Global business environment for phosphate fertilizers: Worldwide demand for phosphate fertilizers decreased during the fourth quarter mainly due to lower demand in India, the world’s largest importer of phosphates, as a result of the devaluation of the rupee against the dollar, high inventory levels and lower than average Monsoon rains. In addition, exports from China increased significantly due to the imposition of VAT in China which created an adverse impact on local demand and increased exports. Lower demand was also recorded in Brazil,

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with imports falling by 24%. As a result, phosphate fertilizers prices dropped significantly during the quarter.

o	Specialty fertilizers: The results of operations in specialty fertilizers were unfavorably impacted by continued competitive pressure, sales currency depreciation and macroeconomic conditions.

Results of Operations

Segment's sales, reported and adjusted operating income for the quarter and year by areas of operation (before setoffs of inter-segment sales):

	10-12/2015		10-12/2014		1-12/2015		1-12/2014
	$ millions	% of Sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*
Sales
Potash	448	-	430	-	1,450	-	1,816	-
Fertilizers and phosphate	441	-	385	-	1,703	-	1,678	-

Operating income
Potash	158	35	128	30	375	26	536	30
Fertilizers and phosphate	39	9	45	12	154	9	133	8

Adjusted operating income**
Potash	161	36	128	30	575	-	544	-
Fertilizers and phosphate	42	10	37	10	165	-	141	-

*Percentage of the total sales by areas of operation.

**See reconciliation between operating income and adjusted operating income in the Financial Appendix to this release.

Note: Sales in the ICL Fertilizers segment include sales of potash from Israel, Spain (ICL Iberia) and England (ICL UK), as well as sales of phosphate and specialty fertilizers mainly from Israel, Europe and China.

Potash:

The increase in potash sales in the fourth quarter of 2015 compared to the corresponding quarter in 2014 stems from an increase in quantities sold, partially offset by a decrease in selling prices and the devaluation of the euro and pound exchange rates against the dollar.

The adjusted operating income excludes compensation received from the Manufacturers Association of Israel for the strike, in the amount of approximately $8 million, a provision for early retirement at ICL UK, which resulted from the implementation of an efficiency program, in the amount of approximately $6 million and an update of the provision for the arbitration on

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downstream products’ royalties in respect of prior years, in the amount of approximately $5 million.

Increased adjusted operating income in Q4 2015 stems primarily from an increase in quantities sold and a decrease in operating expenses, including energy and shipping prices, as well as a result of a reduction in the number of employees and of maintenance expenses as part of ICL’s operational excellence initiatives. This increase was partially offset by a decrease in selling prices.

Potash – Production, Sales and Closing Inventories:

Thousands of Tonnes	10-12/2015	10-12/2014	1-12/2015	1-12/2014

Production	1,460	1,318	4,195	5,143
Sales to external customers	1,416	1,150	4,259	5,034
Sales to internal customers	79	68	298	321
Total sales (including internal sales)	1,495	1,218	4,557	5,355
Closing inventory	552	914	552	914

The increase in the quantity of potash sold in the fourth quarter of 2015 stems mainly from an increase in quantities sold to China. Production increased due to improved production at ICL Dead Sea following conclusion of the strike as well as increased production in Europe.

Potash – Average Selling Prices

	10-12/2015	10-12/2014	1-12/2015	1-12/2014
Average potash selling price - FOB	268	314	280	293

Fertilizers and Phosphates:

The increase in sales in the fourth quarter of 2015 is attributable to the first-time consolidation of the YPH JV, partly offset by a decrease in quantities sold, mainly as a result of the fire at one of the fertilizer production plants in Israel, and fluctuations in currency exchange rates.

Adjusted operating income excludes a provision for system-wide electricity costs in Israel for previous periods in the amount of approximately $2 million, costs related to the closing of the YPH JV transaction in the amount of about $2 million and a $1 million gain from an equity divestment. The increase in adjusted operating income from phosphate fertilizers in Q4 derives mainly from lower production costs and proceeds from insurance in connection with the fire at ICL Rotem offset by a decrease in quantities sold as a result of the fire at the fertilizer production plant and costs related to the consolidation of the YPH JV.

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Fertilizers and Phosphates – Production and Sales

Thousands of Tonnes	10-12/2015	10-12/2014	1-12/2015	1-12/2014
Phosphate rock
Production of rock	1,519	871	4,417	3,357
Sales *	787	255	1,624	920
Phosphate rock used for internal purposes	699	715	2,767	2,398
Fertilizers
Production	466	391	1,639	1,590
Sales *	323	354	1,584	1,695

* To external customers.

The quantity of fertilizers sold in Q4 2015 was lower than in the corresponding period last year primarily due to a decrease in quantities sold in Brazil. Manufacture of phosphate fertilizers increased in the fourth quarter of 2015 compared with the corresponding period in 2014 as a result of the consolidation of the YPH JV, offset by the impact of the fire at the ICL Rotem SSP facility during Q2 2015. The reconstruction of the facility is expected to be completed during the first quarter of 2016. The production and sales of phosphate rock were higher due to the consolidation of the YPH JV and increased production at Israeli mines.

ICL Industrial Products

Key Developments and Business Environment:

o	Improved profitability of bromine value chain: During the quarter, ICL significantly improved the profitability of its bromine value chain as a result of cost savings, a value-oriented marketing strategy, new products and strong sales of clear brine fluids.

o	Efficiency plan: ICL plans to expand globally the efficiency plan that it implemented in Israel which included a 15% reduction in labor.

o	Higher elemental bromine and bromine derivatives prices: Elemental bromine prices in China continued to increase during the 4th quarter and are now about 50% higher than Q4 2014 as a result of reduced imports and stricter hazardous materials handling regulations by the Chinese authorities following the Tianjin explosion. Prices of bromine derivatives are 10-20% higher, depending on their bromine content. Bromine prices are expected to moderate slightly towards the summer, which is the seasonal peak of production in China, but the company expects prices will remain elevated compared to mid-2015. Price increases are expected to further contribute to operating income in 2016.

o	Polymeric flame retardants: ICL recorded significant sales growth for its new polymeric flame retardant, FR122P, which is used in insulation materials by the construction sector, due to the rapid shift from HBCD in Europe. Japan has already phased out HBCD and there is

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growing interest for this product in Asia Pacific and North America. Prices are increasing gradually and supply agreements are being negotiated.

o	Clear brine fluids: Sales of clear brine fluids were very strong in the fourth quarter, although demand is expected to decrease in 2016 due to lower oil and gas prices.

o	Merquel™ product line: Demand for ICL’s Merquel™ product increased due to continued implementation of mercury emission control regulations in the US.

o	Flame retardants and other brominated compounds: Demand was weaker for brominated flame retardants in the printed circuit board market during Q4 2015 compared to the comparable period last year primarily due to China’s economic slowdown, which also negatively impacted demand in the television market. Demand also decreased for other bromine-based products as a result of weaker demand in the agrochemicals markets and strong competition in the polyester fibers industry. In addition, sales of phosphorous-based flame retardants were unfavorably impacted by weakening of the euro against the dollar and as a result of increased competition from Chinese manufacturers. Demand for flame retardants for the automotive, connectors and butyl rubber industries remained stable.

Results of Operations:

	10-12/2015			10-12/2014			1-12/2015			1-12/2014
	$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales
Sales*	303	21	**	313	22	**	1,115	21	**	1,337	22	**
Operating income (loss)	(21)	-		(19)	-		(24)	-		(62)	-
Adjusted operating income****	46	15	***	30	10	***	145	13	***	128	10	***

* Including revenue from inter-segment sales.

** Percentage of the Company's total sales.

*** Percentage of the segment's total sales.

**** See reconciliation between operating income and adjusted operating income in the Financial Appendix to this release.

The decrease in sales in the fourth quarter stems from the impact of currency exchange rates and a decrease in quantities sold, mainly of phosphorous-based flame retardants and elemental bromine, partly offset by an increase in selling prices, mainly of bromine-based flame retardants.

Adjusted operating income excludes impairment in the value of assets in Israel and the United States, in the amount of approximately $56 million, and a provision for treatment of historical waste in the amount of $20 million, net of compensation from the Manufacturer's Association of Israel for the strike, in the amount of approximately $9 million.

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Adjusted operating income was favorably impacted mainly by a decrease in labor costs, lower energy and raw-material prices, as well as higher selling prices.

ICL Performance Products

Key Developments and Business Environment:

o	Food Specialties: Sales were favorably impacted during Q4 2015 as a result of the integration of the new whey protein business, partly offset by lower sales in Eastern Europe which experienced instability and currency pressure. Sales were particularly weak in the CIS region. However, sales in North America were stronger mainly due to improved sales to key bakery customers.

o	Advanced Additives: Demand for ICL’s Advanced Additives was mixed across the portfolio in Q4 2015. Sales of phosphoric acid were favorably impacted by the contribution of Fosbrasil, the remaining 50% of which was acquired at the end of 2014. The YPH JV contributed revenue to both the Industrial Specialties and Acids business lines. Industrial Specialties volume in the EU remains under pressure due to excess capacity in the market. North America has experienced sluggish demand, partly offset by improved demand in the paints and coatings markets.

o	P2S5: The segment’s P2S5 business increased in Q4 2015 from the comparable period in 2014 primarily as a result of maintenance shutdowns in the prior year. At the end of the fourth quarter, December sales weakened due to several customers who took inventory control measures in response to weak demand for Zinc-Dithio-Phosphate, an organic phosphate produced by ICL’s customers using ICL’s P2S5. this weakness has continued into the first quarter of 2016.

o	Currency fluctuations: Weakening of the euro against the dollar negatively impacted the segment’s sales, mostly offset by a decline in costs in dollar terms in Europe. The impact is expected to normalize in the first quarter of 2016.

o	Divestitures: Divestitures of non-core businesses in 2015 contributed a capital gain of $190 million to operating income, including an impairment of assets in Germany.

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Results of Operations:

	10-12/2015			10-12/2014			1-12/2015			1-12/2014
	$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales
Sales*	325	23	**	363	26	**	1,472	27	**	1,614	26	**
Operating income	3	1	***	41	11	***	319	22	***	197	12	***
Adjusted operating income****	10	3	***	26	7	***	139	9	***	192	12	***

* Including revenue from inter-segment sales.

** Percentage of the Company's total sales.

*** Percentage of the segment's total sales.

**** See reconciliation between operating income and adjusted operating income in the Financial Appendix to this release.

The decrease in sales is attributed to the sale of non-core businesses and devaluation of the euro and the Brazilian real against the dollar, offset by an increase in quantities sold, including the first-time consolidation of companies acquired and an increase in selling prices.

Adjusted operating income excludes transaction costs related to non-core divestitures, in the amount of $7 million.

The decline in operating income in the fourth quarter stems mainly from an increase in operating expenses which, among other things, derives from salary expenses due to expansion of the marketing set-up in ICL Food Specialties as a result of implementation of the Company’s strategy, an increase in personnel in some of the assembly lines due to an increase in quantities sold and as a result of a shortage of raw materials and purchases from third parties, due to the shutdown of the ammonia tank caused by the fire in the fertilizers production facility in Israel. This was offset primarily by increased quantities sold, including from the first time consolidation of acquisitions, lower raw material and energy prices and an increase in selling prices.

Debt movement:

As of December 31, 2015, ICL’s net financial liabilities amounted to $3.2 billion an increase of $571 million compared to the balance at the end of 2014. The increase stems from, among other things, investment in the YPH JV and the first-time consolidation of its financial liabilities.

The total amount of the securitization framework and credit facility deriving therefrom amounts to $405 million. As of December 31, 2015, ICL had used $285 million of the securitization facility.

ICL also has long-term credit facilities of approximately $1.7 billion and €100 million, of which $519 million remains unused as of December 31, 2015.

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##

About ICL

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs primarily in three markets: agriculture, food and engineered materials.

ICL produces approximately a third of the world’s bromine, and is the sixth largest potash producer, as well as the leading provider of pure phosphoric acid. It is a major manufacturer of specialty fertilizers, specialty phosphates and flame retardants. ICL’s mining and manufacturing activities are located in Israel, Europe, the Americas and China, and are supported by global distribution and supply networks.

The agricultural products that ICL produces help to feed the world’s growing population. The potash and phosphates that it mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. The food additives that ICL produces enable people to have greater access to more varied and higher quality food. ICL’s water treatment products supply clean water to millions of people as well industry around the world. Other substances, based on bromine and phosphates help to create energy that is more efficient and environmentally friendly, prevent the spread of forest fires and allow the safe and widespread use of a variety of products and materials.

ICL benefits from a number of unique advantages, including its vertically integrated activities and complementary and synergistic downstream operations for the production of unique end products; its balanced and varied product portfolio in growing markets; broad presence throughout the world and proximity to large markets, including in emerging regions.

ICL operates within a strategic framework of sustainability that includes a commitment to the environment, support of communities in which ICL’s manufacturing operations are located and where its employees live, and a commitment to all its employees, customers, suppliers and other stakeholders.

ICL is a public company whose shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). Approximately 46% of ICL's equity is held by Israel Corp., 13.8% by Potash Corporation of Saskatchewan and the remainder by the public.

The company employs approximately 14,000 people worldwide, and its sales in 2015 totaled US$5.4 billion. For more information, visit the company's website at www.icl-group.com.

Forward Looking Statement

This press release contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others. Forward-looking statements include, but are not limited to assessments and judgments regarding macro-economic conditions, including demands and prices and the Group’s markets, operations, production levels and financial results, as well as, our savings expectations pursuant to ICL’s efficiency program; our expectations to increase ICL’s phosphate platform by 50%, secure long-term phosphate resources and expand ICL’s phosphate end-to-end business model with a focus on China and other Asian markets;

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our expectations regarding the long-term continuation of ICL Iberia’s potash mining activities in the Bages region of Catalonia, Spain; the expected timetable to complete the reconstruction of the ICL Rotem SSP facility and our plans to expand globally the efficiency plan that it implemented in Israel. Forward-looking assessments and judgments are based on our management’s current beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: loss or impairment of business licenses or mining permits or concessions; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; labor disputes, slowdowns and strikes involving our employees; currency rate fluctuations; rising interest rates; general market, political or economic conditions in the countries in which we operate; market fluctuations, among others in the YPH JV's manufacturing locations and target markets, changes in the demand and price environment for the YPH JV’s products; shipping and energy costs; pension and health insurance liabilities; price increases or shortages with respect to our principal raw materials; volatility of supply and demand and the impact of competition; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations; government examinations or investigations; the difference between actual resources and our resource estimates; failure to integrate or realize expected benefits from acquisitions and joint ventures; volatility or crises in the financial markets; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine-based products and other industrial products; litigation, arbitration and regulatory proceedings; closing of transactions, mergers and acquisitions; third party service providers’ financial condition; war or acts of terror; and other risk factors described in “Item 3. Key Information—D. Risk Factors” in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 20, 2015. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this press release, whether as a result of new information, future developments or otherwise.

##

(Financial tables follow)

13

Financial appendix (unaudited):

ADJUSTED EBITDA FOR THREE AND TWELVE MONTHS ENDED DECEMBER 31

$ million	10-12/2015	10-12/2014	1-12/2015	1-12/2014
Net income attributable to the Company's shareholders	96	86	509	464
Depreciation and amortization	99	92	353	356
Financing expenses, net	29	66	108	157
Taxes on income	23	36	162	166
Non-recurring items*	87	26	229	202
Total adjusted EBITDA	334	306	1,361	1,345

*See “Adjustments to Reported Operating and Net Income” below.

ADJUSTMENTS TO REPORTED OPERATING AND NET INCOME:

$ million	10-12/2015	10-12/2014	1-12/2015	1-12/2014
Operating income reported GAAP figures	146	175	765	758
Impact of employee strike	(17)	(9)	248	17
Capital gain from divestitures and transaction expenses in connection with acquisition and divestitures of businesses	9	-	(208)	-
Impairment of assets	56	71	90	71
Provision for early retirement and dismissal of employees	6	-	48	-
Income from consolidation of previous equity method investee	-	(36)	(7)	(36)
Provision in respect of prior periods resulting from an arbitration decision	5	-	10	149
Retroactive electricity charges	8	-	20	-
Provision for legal claims	-	-	8	-
Provision for historical waste removal	20	-	20	-
Other	-	-	-	1
Total adjustments of operating income	87	26	229	202
Total adjusted operating income	233	201	994	960
Total tax impact on the above adjustments and non-recurring deferred tax adjustments(1)	3	4	39	(29)
Total net income attributable to the company’s shareholders	96	86	509	464
Total adjusted net income attributable to the company’s shareholders	180	108	699	695
(1)	Non-recurring deferred tax adjustments at DSM in 2015 and at ICL Spain in 2014

14

We disclose in this press release financial measures entitled adjusted EBITDA, adjusted operating income and adjusted net income attributable to the Company's shareholders. We use adjusted EBITDA, adjusted operating income and adjusted net income attributable to the Company's shareholders to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as the net income to Company shareholders plus depreciation and amortization plus financing expenses, net, and taxes on income and plus certain items as presented in the reconciliation table which were adjusted for the operating income and net income attributable to the Company's shareholders. We believe adjusted EBITDA facilitates company-to-company operating performances comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release by the Company, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

15

ICL CONSOLIDATED STATEMENT OF INCOME

(In millions except per share data)

	For the three-month period ended		For the year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$ millions	$ millions	$ millions	$ millions
Sales	1,427	1,403	5,405	6,111
Cost of sales	894	890	3,602	3,915

Gross profit	533	513	1,803	2,196

Selling, transport and marketing expenses	181	194	653	839
General and administrative expenses	113	80	350	306
Research and development expenses, net	17	20	74	87
Other expenses (income), net	76	44	(39)	206

Operating income	146	175	765	758

Finance expenses, net	29	66	108	157

Share in earnings (losses) of equity-accounted investees	(2)	12	11	31

Income before income taxes	115	121	668	632

Income taxes	23	36	162	166

Net income	92	85	506	466

Attributable to the non-controlling interests	(4)	(1)	(3)	2

Net income attributable to the shareholders of the Company	96	86	509	464

Earnings per share attributable to	US $	US $	US $	US $
the shareholders of the company:

Basic earnings per share	0.08	0.07	0.40	0.37

Diluted earnings per share	0.08	0.07	0.40	0.37

16

ICL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

$ million	December 31, 2015	December 31, 2014
Current assets
Cash and short term investments	248	247
Trade receivables	1,082	1,039
Derivatives and other receivables	207	155
Current tax assets	45	139
Inventories	1,364	1,335
Assets held for sale	39	225
Total current assets	2,985	3,140

Non-current assets
Investments in equity-accounted investees	159	185
Property, plant and equipment	4,212	3,927
Other assets	536	293
Intangible assets	1,185	803
Total non-current assets	6,092	5,208
Total assets	9,077	8,348

Current liabilities
Short-term credit and current portion of long-term debt	673	603
Trade payables	716	585
Derivatives and other charges	569	730
Current tax liabilities	62	36
Liabilities held for sale	26	51
Total current liabilities	2,046	2,005

Non-current liabilities
Debentures and other long-term debt	2,805	2,303
Deferred tax liabilities	351	260
Employee benefits	547	659
Other non-current liabilities	140	121
Total non-current liabilities	3,843	3,343
Total liabilities	5,889	5,348

Total shareholders’ equity	3,028	2,974
Non-controlling interests	160	26
Total equity	3,188	3,000
Total liabilities and equity	9,077	8,348

17

ICL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three-month period ended		For the year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	92	85	506	466
Depreciation and amortization	142	163	430	427
Other adjustments to reconcile net income to cash provided by operating activities	22	(26)	(162)	(23)
Income tax expenses	23	36	162	166
	279	258	936	1,036

Change in inventories	(90)	(89)	25	(33)
Change in trade and other receivables	(191)	149	(86)	(25)
Change in trade and other payables	50	54	(106)	55
Change in provisions and employee benefits	64	(25)	(90)	66
	112	347	679	1,099

Income taxes paid, net	(24)	(25)	(20)	(159)
Interest paid, net	(32)	(12)	(86)	(47)
Net cash provided by operating activities	56	310	573	893

Cash flows from investing activities
Additions to fixed and intangible assets	(150)	(180)	(619)	(835)
Business acquisitions, net of cash acquired	(163)	(55)	(351)	(143)
Other investment activities	3	(13)	59	5
Proceeds from divestiture of subsidiaries* and equity accounted investees, net	(6)	-	364	-
Investments in equity-accounted investees	-	-	-	(23)
Net cash used in investing activities	(316)	(248)	(547)	(996)

Cash flows from financing activities
Dividend paid	(85)	(126)	(348)	(846)
Receipt of debt, net	295	19	363	916
Net cash provided by (used in) financing activities	210	(107)	15	70

Net change in cash and cash equivalents	(50)	(45)	41	(33)
Cash and cash equivalents as at beginning of the period	212	189	138	188
Net effect of currency translation on cash and cash equivalents	(1)	(5)	(18)	(16)
Cash and cash equivalents included as part of assets held for sale	-	(8)	-	(8)
Cash and cash equivalents as at end of the period	161	131	161	131

18

Sales by Main Business Lines

	10-12/2015		10-12/2014		1-12/2015		1-12/2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Potash	448	31	430	31	1,450	27	1,816	30
Phosphate	311	22	240	17	1,079	20	979	16
Specialty Fertilizers	148	10	162	12	693	13	770	13
Industrial Solutions	193	14	195	14	671	12	786	13
Flame Retardants	96	7	108	8	366	7	470	8
Advanced Additives	164	11	140	10	780	14	653	11
Food Specialties	156	11	126	9	614	11	525	9
All other and setoffs	(89)	(6)	2	0	(248)	(5)	112	2
Total	1,427	100	1,403	100	5,405	100	6,111	100

Sales by Main Countries

	10-12/2015		10-12/2014		1-12/2015		1-12/2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
China	291	20	78	6	550	10	525	9
USA	273	19	304	22	1,176	22	1,299	21
Germany	115	8	116	8	487	9	531	9
Brazil	101	7	153	11	506	9	516	8
Spain	68	5	78	6	285	5	342	6
Israel	67	5	58	4	240	4	284	5
United Kingdom	58	4	68	5	303	6	335	5
France	58	4	74	5	295	5	364	6
India	58	4	89	6	206	4	272	4
All other	338	24	385	27	1,357	25	1,643	27
Total	1,427	100	1,403	100	5,405	100	6,111	100

Sales by geographical regions based on the location of the customer:

	10-12/2015		10-12/2014		1-12/2015		1-12/2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Europe	459	32	508	36	2,068	38	2,389	39
Asia	446	31	298	21	1,118	21	1,299	21
North America	287	20	318	23	1,253	23	1,374	22
South America	125	9	167	12	585	11	569	9
Rest of the world	110	8	112	8	381	7	480	8
Total	1,427	100	1,403	100	5,405	100	6,111	100

19

The increase in sales in Asia stems mainly from the increase in the quantities of potash sold in China and the impact of the first-time consolidation of the YPH JV in China. This increase was partially offset by the sale of non-core businesses in the ICL Performance Products segment and a decrease in the quantities sold of elemental bromine and bromine-based flame retardants. The decrease in Europe stems mainly from a decline in the quantities sold, mainly as a result of the sale of non-core businesses, a decline in the quantities sold of elemental bromine, bromine-based and phosphorous-based flame retardants and a weakening of the exchange rate of the euro against the dollar. Sales in South America declined mainly as a result of a decline in the quantities of potash sold in Brazil. Lower quantities of potash sold impacted the sales in North America. This was partially offset by an increase in sales of clear brine fluids used for oil and gas drillings.

20

Operating segments data:

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions
For the three-month period ended December 31, 2015

Sales to external parties	404	400	-	804	297	303	23	-	1,427
Inter-segment sales	44	41	(22)	63	6	22	9	(100)	-
Total sales	448	441	(22)	867	303	325	32	(100)	1,427

Operating income (loss) attributed to segment	158	39	(1)	196	(21)	3	(27)		151

Expenses not allocated to segments and intercompany eliminations									(5)
Operating income									146

Financing expenses, net									(29)
Share in income of investee companies accounted for using the equity method of accounting									(2)
Income before taxes on income									115

21

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions
For the three-month period ended December 31, 2014

Sales to external parties	388	340	-	728	306	343	26	-	1,403
Inter-segment sales	42	45	(19)	68	7	20	8	(103)	-
Total sales	430	385	(19)	796	313	363	34	(103)	1,403

Operating income (loss) attributed to segment	128	45	(2)	171	(19)	41	(4)		189

Expenses not allocated to segments and intercompany eliminations									(14)
Operating income									175

Financing expenses, net									(66)
Share in income of investee companies accounted for using the equity method of accounting									12
Income before taxes on income									121

22

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions
Year 2015

Sales to external parties	1,292	1,534	-	2,826	1,098	1,388	93	-	5,405
Inter-segment sales	158	169	(86)	241	17	84	26	(368)	-
Total sales	1,450	1,703	(86)	3,067	1,115	1,472	119	(368)	5,405

Operating income (loss) attributed to segment	375	154	-	529	(24)	319 *	(48)		776

Expenses not allocated to segments and intercompany eliminations									(11)
Operating income									765

Financing expenses, net									(108)
Share in losses of investee companies accounted for using the equity method of accounting									11
Income before taxes on income									668

* Includes capital gain in the amount of $214 million, from sale of non-core businesses.

23

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions
Year 2014

Sales to external parties	1,620	1,522	-	3,142	1,317	1,533	119	-	6,111
Inter-segment sales	196	156	(93)	259	20	81	29	(389)	-
Total sales	1,816	1,678	(93)	3,401	1,337	1,614	148	(389)	6,111

Operating income (loss) attributed to segment	536	133	1	670	(62)	197	(9)		796

Expenses not allocated to segments and intercompany eliminations									(38)
Operating income									758

Financing expenses, net									(157)
Share in income of investee companies accounted for using the equity method of accounting									31
Income before taxes on income									632

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 9, 2016